Exhibit 99.1

Bright Scholar Announces Change in Board of Directors

FOSHAN, China, November 29, 2022 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced changes in its board of directors (the “Board”).

Ms. Huiyan Yang (“Ms. Yang”), who had served as the chairperson of the Company since its inception, informed the Company that she intended to resign from the Board as its chairperson and a member of the nominating and corporate governance committee (the “Nominating Committee”) and the compensation committee (the “Compensation Committee”) of the Company for personal reasons.

Ms. Yang’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operation, polices or practices. Bright Scholar thanks Ms. Yang for her efforts and contributions to the Company. The Board has accepted Ms. Yang’s resignation, effective on November 30, 2022.

The Board has nominated Mr. Hongru Zhou (“Mr. Zhou”) as a director and chairman of the Board and a member of the Nominating Committee and the Compensation Committee, effective on November 30, 2022. Mr. Zhou expressed that he is dedicated to serving the Company and continuing to create values for the shareholders of the Company.

Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

Upon the effectiveness of Mr. Zhou’s appointment and Ms. Yang’s resignation, the Board consists of six directors, including three independent directors.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507